ATRIUM
INNOVATIONS

07025649

July 18, 2007

SEC MAIL PROCESSING
RECEIVED
JUL 26 2007
WASH. D.C. 186 SECTION

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC 20549
USA

Re: Rule 12g3-2(b) Submission for Atrium Innovations Inc.
SEC File number: 082-35044

SUPPL

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following documents that Atrium Innovations Inc. is furnishing to the Securities and Exchange Commission (the "SEC") pursuant to Rule 12g3-2(b) of the *Securities Exchange Act* of 1934:

1. **Press release (July 12, 2007): "Atrium Acquires Mucos, a Market Leader of OTC and Dietary Supplements Products in Germany"**
2. **Material Change Report (July 16, 2007)**

Yours truly,

Manon Deslauriers
Corporate Secretary

PROCESSED
AUG 06 2007
THOMSON
FINANCIAL

Encl.

HEALTH AND NUTRITION
Division

ACTIVE INGREDIENTS
AND SPECIALTY CHEMICALS
Division

1405, boul. du Parc-Technologique
Québec (Québec) CANADA G1P 4P5
Tel.: (418) 652-1116
Fax: (418) 652-0151
atrium@atrium-innov.com
www.atrium-innov.com

FORM 51-102F3

MATERIAL CHANGE REPORT

ATRIUM INNOVATIONS INC.

1. Reporting Issuer

Atrium Innovations Inc. (the « Company »)
1405 boulevard du Parc-Technologique
Quebec, QC G1P 4P5

2. Date of Material Change

July 12, 2007

3. Press Release

The Company issued a press release indicating the material change on July 12, 2007. A copy of the press release is attached hereto as Schedule A.

4. Summary of Material Change

The Company announced the acquisition of Mucos Emulsions GmbH.

5. Full Description of Material Change

On July 12, the Company announced the closing of the acquisition, by one of its wholly-owned subsidiaries, of 100% of the issued and outstanding shares of Mucos Emulsions GmbH ("Mucos"). The Mucos group of companies, based in Germany, markets enzyme based products such as Wobenzym™, its main brand product.

The price of the acquisition is €127.5 million (US$175 million).

The acquisition price was paid by available cash on hand and is also financed from the newly renegotiated credit facility that includes National Bank of Canada, Royal Bank of Canada, HSBC Bank Canada, Caisse Centrale Desjardins, BNP Paribas (Canada) and Bank of Montreal. National Bank Financial and RBC Capital Markets are the administrative co-agents. This credit facility was increased to US$350 million and can be further increased to US$425 million upon meeting certain conditions.

6. Reliance on Confidentiality Section of the Act

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Further information regarding the matters described in this report may be obtained from Mr. John Dempsey, Vice-President, Finance and Chief Financial Officer. Mr. Dempsey, who is knowledgeable about the details of the material change and may be contacted at (418) 652-1116.

9. Date of the Material Change Report

July 16, 2007.

ATRIUM
INNOVATIONS

PRESS RELEASE
FOR IMMEDIATE RELEASE

Atrium Acquires Mucos, a Market Leader of OTC and Dietary Supplements Products in Germany

All amounts are in U.S. dollars

Quebec City, Canada, July 12, 2007 – Atrium Innovations Inc. (TSX: ATB) today announced the acquisition, effective today, of German-based Mucos Emulsions GmbH. ("Mucos"). Mucos, whose main brand is Wobenzym™, has been marketing enzyme based products for over 50 years and had 2006 annual revenues of approximately €62 million (US$85 million). By acquiring Mucos, Atrium establishes its' Health & Nutrition Division in Europe with a leading brand and gains a privileged access to the German market, the largest European market for dietary supplements. The transaction is immediately accretive, enabling Atrium to increase its normalized earnings before interest, income taxes, depreciation and amortization (EBITDA) by approximately US$27 million to about US$79 million on a *pro forma* basis and therefore also increasing fully diluted earnings per share by 45%. Following the transaction, Atrium's *pro forma* revenues will exceed US$420 million.

"This strategic acquisition allows Atrium to establish a significant presence in Europe with a long established and leading brand in the fast growing health and nutrition market. This is the first step taken by the Health & Nutrition Division to achieve market leadership in Europe. It should be followed by further acquisitions and strong organic growth as we did in the United States and Canada. Moreover, this acquisition marks a major step in our Company's growth strategy aimed at positioning each of our two divisions as worldwide leaders," stated Pierre Fitzgibbon, Atrium's President and Chief Executive Officer.

Under the agreement, Atrium will acquire Mucos for the total amount of €127.5 million (US$175 million), representing approximately 6.5 times the normalized EBITDA generated by Mucos. The total amount will be paid in cash and will come from cash on hand and a newly negotiated credit facility of US$350 million that can be increased to US$425 million under certain conditions.

"As with all our previous acquisitions, the acquisition of Mucos generates immediate and significant added-value for our shareholders. As of March 31, 2007, on a *pro forma* basis, not only would revenues have increased from US$336 million to US$421 million, but EBITDA would also have grown by more than 50% to US$79 million. Also, fully diluted earnings per share would have increased by 45% to US$1.23 on a *pro forma* basis. Taking into account the profitability of operations, *pro forma* cash flows would have increased to US$41 million per

annum from the current US$32 million," underlined John Dempsey, Vice-President, Finance and Chief Financial Officer at Atrium.

A Strategic Acquisition

Mucos was established in Munich, Germany in 1949 and specializes in enzyme based products. Mucos's lead product, Wobenzym™, is Germany's most popular natural anti-inflammatory product. The efficacy of Wobenzym™ is proven by numerous clinical studies. Mucos' products are mainly sold in Germany and Eastern Europe, but are also sold in Asia, Latin America and North America. The company has approximately 60 employees of which 42 are dedicated to sales and marketing. In 2006, Mucos had revenues and normalized EBITDA of approximately €62 million (US$85 million) and €20 million (US$27 million), respectively.

"Recognized across the industry for the quality and efficacy of its products, Mucos is experiencing growth and has excellent profit margins. The addition of the Mucos brand to Atrium's US-based brands, Douglas Laboratories and Pure Encapsulations, provides Atrium with remarkable growth opportunities considering the complementarities of the international commercial networks. Mucos relies on a strong and growing sales force to cover Germany and uses distributors for other countries. We intend to optimize the market penetration of different territories based on the strengths of our existing operations," stated Richard Bordeleau, President of Atrium's Healthcare & Nutrition Division.

"In addition, Atrium will be able to benefit from the expertise and support of Mucos' current management who will stay on to ensure the successful integration of the subsidiary and maintain its growth. Their vast operational and marketing expertise, as well as their excellent knowledge of the European market will be a valuable asset to the Company," added Richard Bordeleau.

Conference Call on the Acquisition

Atrium will hold a conference call and webcast that will include a slide presentation to discuss the Mucos acquisition today at 2:00 p.m. Eastern time. Participants may access the call by using the following numbers: 416-644-3419, 514-807-8791 or 1-800-594-3615. The live webcast including the slide presentation is also available via the Company's website at www.atrium-innov.com in the "Investors" section. A replay of the webcast will also be available on our website for a period of 30 days.

About Atrium

Atrium Innovations Inc. is a recognized leading developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutrition industries. The Company focuses primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium markets a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through its highly specialized sales and marketing network in more than 50 countries, primarily in North America, Europe and Asia. Atrium has over 600 employees and operates four manufacturing facilities. Additional information about Atrium is available on its Web site at www.atrium-innov.com.

Cautionary Note and Forward-Looking Statements

This press release contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable, but cautions the reader that these assumptions regarding future events, many of which are beyond its control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company. For additional information with respect to these and other factors, see the Company's quarterly and annual filings with the Canadian securities commissions. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

-30-

Source: Atrium Innovations Inc.

Investor Relations:
John Dempsey
Vice President, Finance and Chief Financial Officer
(418) 652-1116 ext. 287
jdempsey@atrium-innov.com

Media Relations:
Frédéric Tremblay
HKDP
(514) 395-0375 ext. 234
ftremblay@hkdp.qc.ca

END